                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               THOMAS NELSON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                 CLASS B COMMON STOCK, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    640376109
                                    640376208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark J. Coleman
                            Faith Media Holdings, LLC
                        405 Lexington Avenue, 48th Floor
                               New York, NY 10174
                               Tel: (212) 503-2855

                                 with a copy to:
                                Thomas C. Janson
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                               Tel: (212) 530-5921
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Faith Media Holdings, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Faith Media Holdings, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FM Mergerco, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Tennessee
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FM Mergerco, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Tennessee
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          InterMedia Partners VII, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          InterMedia Partners VII, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          InterMedia Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          InterMedia Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HK Capital Partners, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HK Capital Partners, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leo Hindery, Jr.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leo Hindery, Jr.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376109
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter M. Kern
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         2,547,899 shares of Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,547,899 shares of Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,547,899*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

      * Includes (i) 774,365 shares of Common Stock issuable upon conversion of Class B Common Stock, which is convertible on a one-to-one basis at the option of the holder and (ii) options to purchase 514,632 shares of either Common Stock or Class B Common Stock that are vested or will vest within 60 days.

================================================================================
CUSIP No.  640376208
================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter M. Kern
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [x]
          (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
================================================================================
                      7    SOLE VOTING POWER
                           0
                      ----------------------------------------------------------
NUMBER OF SHARES      8    SHARED VOTING POWER
BENEFICIALLY OWNED         1,155,681 shares of Class B Common Stock*
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH           9    SOLE DISPOSITIVE POWER
                           0

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           1,155,681 shares of Class B Common Stock*
================================================================================
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,681*
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

      * Includes options to purchase 381,316 shares of Class B Common Stock that are vested or will vest within 60 days.

ITEM 1.           SECURITY AND ISSUER.

      The classes of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, $1.00 par value per share (the "Common Stock"), and the Class B Common Stock, $1.00 par value per share (the "Class B Common Stock", together with the Common Stock, the "Company Capital Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214, and the telephone number is (615) 902-2731.

ITEM 2.           IDENTITY AND BACKGROUND.

            (a)   This Statement is filed by:

                  (i) Faith Media Holdings, LLC, a Delaware limited liability company ("Holdings").
                  (ii) FM Mergerco, Inc., a Tennessee corporation and wholly-owned subsidiary of Holdings ("Merger Sub").
                  (iii) InterMedia Partners VII, L.P., a Delaware limited
                        partnership and the sole member of Holdings.
                  (iv) InterMedia Partners, L.P., a Delaware limited partnership, the general partner of InterMedia Partners VII, L.P. and the Manager of Holdings.
                  (v) HK Capital Partners, LLC, a Delaware limited liability company and the general partner of InterMedia Partners, L.P.
                  (vi) Leo Hindery, Jr., a general partner of HK Capital Partners, LLC, a director of Merger Sub and a United States citizen.
                  (vii) Peter M. Kern, a general partner of HK Capital Partners,
                        LLC, a director of Merger Sub and a United States citizen.

                  The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

            (b)   Residence or business address of each of the Reporting
                  Persons:

                    c/o Faith Media Holdings, LLC
                    405 Lexington Avenue, 48th Floor
                    New York, New York  10174

            (c) Holdings was formed in early 2005 for the purpose of making an investment in the Issuer. Merger Sub was formed for the purpose of engaging in the transactions contemplated by the Agreement and Plan of Merger, dated as of February 20, 2006, by and among Holdings, Merger Sub and the Issuer (the "Merger Agreement"), and Merger Sub has not undertaken any business or other activities other than in connection with entering into the Merger Agreement, the Voting Agreement (as defined below) and related documents and engaging in the transactions contemplated thereby. The sole directors of Merger Sub are Mr. Hindery and Mr. Kern. InterMedia Partners VII, L.P. is a private equity investment firm that primarily makes mid to large-size investments in media companies. The principal business of InterMedia Partners, L.P. and HK Capital Partners, LLC is acting as the manager of InterMedia Partners VII, L.P., Holdings and their affiliates. Mr. Hindery is a general partner of HK Capital Partners, LLC and serves as a director of Holdings. In such capacities, his principal occupation is managing the operations of InterMedia Partners VII, L.P. and its affiliates. Mr. Kern is a general partner of HK Capital Partners, LLC and serves as a director of Holdings. In such capacities, his principal occupation is managing the operations of InterMedia Partners VII, L.P. and its affiliates.

            (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As discussed in Item 4 below, none of the shares of Company Capital Stock covered by this Statement have been purchased by the Reporting Persons and thus no funds were used for such purpose. In connection with the execution of the Merger Agreement, Holdings, Merger Sub, the Issuer, Sam Z. Moore and certain other shareholders of the Issuer party to such agreement (Mr. Moore and such other shareholders are referred to collectively as the "Principal Shareholders") have entered into a Voting Agreement, dated February 20, 2006 (the "Voting Agreement"), pursuant to which the Principal Shareholders have agreed, subject to the terms and conditions of the Voting Agreement, to vote all shares owned by them in favor of the adoption of the Merger Agreement and to take, or refrain from taking, certain other actions. The Voting Agreement was entered into concurrently with the execution of the Merger Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated by reference in response to this Item 3.

ITEM 4.           PURPOSE OF TRANSACTION.

      On February 20, 2006, the Issuer, Holdings and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Holdings. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") (i) all of the shares of Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for the right to receive $29.85 in cash (the "Per Share Merger

Consideration"), without interest and (ii) all options to acquire shares of the Common Stock and Class B Common Stock outstanding and not exercised immediately prior to the Effective Time will be immediately vested and cancelled, and the holders of such options will receive, in lieu thereof, cash consideration for each share subject to such options equal to the difference between the Per Share Merger Consideration and the exercise price for such share.

      In connection with the Merger Agreement, the Principal Shareholders entered into the Voting Agreement with respect to all Subject Shares (defined below) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3")) by the Principal Shareholders. "Subject Shares" means (i) shares of Company Capital Stock and any other shares of the Issuer's capital stock beneficially owned (as determined pursuant to Rule 13d-3) by the Principal Shareholders, (ii) any additional shares of Company Capital Stock or any other Issuer capital stock acquired by the Principal Shareholders after the date of the Voting Agreement, (iii) any equity interest of any person that the Principal Shareholder is or becomes entitled to receive by reason of being a holder of any of the Subject Shares, and (iv) any equity interest or other property into which any of the Subject Shares shall have been or shall be converted or changed.

      Pursuant to the Voting Agreement, the Principal Shareholders agreed to deliver (or cause to be delivered) to Holdings upon request a proxy authorizing Holdings to vote the Subject Shares (i) in favor of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof, when a meeting is held and (ii) against any Alternative Transaction (as defined in the Merger Agreement).

      The Voting Agreement terminates on the earliest of (i) the Effective Time,
(ii) September 30, 2006, (iii) any modification or amendment to the Merger Agreement that reduces the consideration to be received by the Principal Shareholders and is not agreed to in writing by Mr. Sam Z. Moore, (iv) the termination of the Merger Agreement in accordance with Section 7.1 thereof, or
(v) written notice by Holdings to the Principal Shareholders of the termination of the Voting Agreement.

      The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement attached as
Exhibit 2.2 hereto and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of Company Capital Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain matters as set forth in the Voting Agreement. Based on 14,060,160 shares of Common Stock and 948,728 shares of Class B Common Stock outstanding as of January 31, 2006, as set forth in the Merger Agreement, the Reporting Persons may be deemed to have beneficial ownership of (i) 2,547,899 shares of Common Stock (including shares issuable upon conversion of Class B Common Stock and upon exercise of options held by the Principal Shareholders), representing approximately 16% of the Shares of Common Stock outstanding at January 31, 2006; and (ii) 1,115,681 shares of Class B Common Stock (including shares issuable upon exercise of options held by the Principal Shareholders), representing approximately 86% of the shares of Class B Common Stock outstanding at January 31, 2006. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any Reporting Person is the beneficial owner of any of the shares of Company Capital Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

            (b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 2,547,899 shares of Company Stock and 1,115,681 shares of Class B Common Stock held by the Principal Stockholders (including, in each case, shares issuable upon exercise of options held by the Principal Shareholders).

            (c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons has effected any transaction in Company Capital Stock during the past 60 days.

            (d) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Copies of the Merger Agreement and the Voting Agreement are filed as
Exhibit 2.1 and Exhibit 2.2 to the Issuer's Form 8-K filed on February 22, 2006, and are incorporated herein by reference. The summaries of such agreements contained in this Statement are qualified in their entirety by reference to such agreements.

      Except as described in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Company Capital Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Agreement and Plan of Merger dated February 20, 2006 by and among Faith Media Holdings, LLC, FM Mergerco, Inc. and
                    Thomas Nelson, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed February 22, 2006 (Commission File No. 001-13788)).
Exhibit 99.2        Voting Agreement dated February 20, 2006 by and among
                    Faith Media Holdings, LLC, FM Mergerco, Inc., Thomas
                    Nelson, Inc. and certain shareholders of Thomas Nelson, Inc. (incorporated herein by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed February 22,
                    2006 (Commission File No. 001-13788)).

Exhibit 99.3        Joint Filing Agreement dated March 2, 2006 by and among
                    Faith Media Holdings, LLC, FM Mergerco, Inc., InterMedia
                    Partners VII, L.P., InterMedia Partners, L.P., HK Capital
                    Partners, LLC, Leo Hindery, Jr. and Peter M. Kern.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


FAITH MEDIA HOLDINGS, LLC                    FM MERGERCO, INC.

By:   InterMedia Partners VII, L.P., its     By:   /s/ Peter M. Kern
      sole member                                  -----------------------------
By:   InterMedia Partners, L.P., its         Name: Peter M. Kern
      general partner                        Title: Authorized Signatory
By:   HK Capital Partners, LLC, its
      general partner


By:   /s/ Peter M. Kern
-------------------------------------
Name: Peter M. Kern
Title: General Partner


INTERMEDIA PARTNERS VII, L.P.                INTERMEDIA PARTNERS, L.P.

By:   InterMedia Partners, L.P., its         By:   HK Capital Partners, LLC, its
      general partner                              general partner
By:   HK Capital Partners, LLC, its
      general partner                        By:   /s/ Peter M. Kern
                                                --------------------------------
                                             Name: Peter M. Kern
By:   /s/ Peter M. Kern                      Title: General Partner
   --------------------------------
Name: Peter M. Kern
Title: General Partner


HK CAPITAL PARTNERS, LLC

By:   /s/ Peter M. Kern
   --------------------------------
Name: Peter M. Kern
Title: General Partner



By:   /s/ Leo Hindery, Jr.                   By:   /s/ Peter M. Kern
   --------------------------------             --------------------------------
Name: Leo Hindery, Jr.                       Name: Peter M. Kern



   Dated:  March 2, 2006